

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com


10016161

RECEIVED
2010 AUG 17 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref. No. TC 372/2010

August 5, 2010

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company Limited~~ Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 041/2010**

  Subject: Report on the results of the exercise of warrants (ESOP Grant V) in July 2010

  Date: August 2, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

Dlw 8/18

Summary Translation Letter
To the Stock Exchange of Thailand
August 5, 2010

TC-CP 041/2010

August 2, 2010

Subject: Report on the results of the exercise of warrants (ESOP Grant V) in July 2010.

To: The President
The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	**Grant V**
The number of warrants (units)	10,033,800
Issuing Date	May 31, 2006
Exercise Price (Baht/Share)	11.87
Exercise Ratio (warrant : ordinary share)	1:1
Maturity of Warrants	5 years from the issuing date

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant V) in July 2010, as follows;

Outstanding of ESOP	**Grant V**
No. of exercised warrants in this month (units)	-
No. of remaining unexercised warrants (units)	10,033,800
No. of shares derived from this exercise (shares)	-
No. of remaining shares reserved for warrants (shares)	10,058,800